Filed by Greenfire Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule14a-12
under the Securities Exchange Act of 1934

Form F-4 No. 333-271381
Subject Company: M3-Brigade Acquisition III Corp.
Commission File No.: 001-40946

GREENFIRE RESOURCES INC. BUSINESS COMBINATION WITH M3 - BRIGADE ACQUISITION III CORP. UPDATED FOR REVISED FINANCIAL OUTLOOK – JUNE 12, 2023

DISCLAIMER TABLE OF CONTENTS General Disclaimer and Confidentiality This confidential investor presentation (this “Presentation”) was prepared by M 3 - Brigade Acquisition III Corp . (the “SPAC” or “MBSC”) and Greenfire Resources Inc . (the “Company” or “Greenfire”) . This Presentation is for its intended audience and for informational purposes only and is not intended for reproduction or any further dissemination beyond its initial intended recipients without the consent of the SPAC and the Company, consistent with the terms of any confidentiality agreement entered into between the recipient of this Presentation and the SPAC and/or the Company, as the case may be . This Presentation has been prepared to assist parties in making their own evaluation with respect to the proposed transactions (the “Business Combination”) contemplated to be entered into by the SPAC, the Company and/or one or more of its affiliates and for no other purpose . It is not intended to form the basis of any investment decision or any other decisions with respect to the Business Combination . The information contained herein does not purport to be all - inclusive and none of the SPAC, the Company or any of their respective affiliates, directors or officers makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination . This Presentation shall also not constitute an offer to sell, the solicitation of an offer to buy or a recommendation to purchase any securities of the SPAC, the Company or any of their respective affiliates in connection with the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933 , as amended (the “Securities Act”) and from the prospectus requirements under applicable Canadian securities laws, for offers and sales of securities that do not involve a public offering . An investment in the securities of the SPAC or the Company is speculative and involves a high degree of risk . Investors must be prepared to bear the economic risks of any investment in the securities for an indefinite period and be able to withstand a total loss of their investment . Investors should carefully consider their own investigation and due diligence of the SPAC and/or the Company and the terms of any offering . You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The SPAC and the Company reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason . The communication of this Presentation is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . By accepting this Presentation, you acknowledge that you are (a) aware that United States and Canadian securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and applicable Canadian securities laws, and that you will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder, or applicable Canadian securities laws . THE CONTENTS OF THIS PRESENTATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, CANADA OR ANY OTHER JURISDICTION, AND THE COMPANY AND MBSC EXPRESSLY DISCLAIM ANY DUTY ON PUBCO TO MAKE DISCLOSURE OR ANY FILING WITH ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY, BEYOND THAT IMPOSED BY APPLICABLE LAWS . The Company’s financial data included in this Presentation is based on financial data derived from the Company’s management accounts, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), that have not been reviewed or audited and are subject to further review and update . 2 5 Transaction Details - Business Combination with M3 - Brigade Acquisition III Corp 11 Greenfire Resources – Assets, Strategy and Differentiation 28 Appendix - Management Teams, Asset Benchmarking and Additional Strategic Details

This Presentation also includes references to non - IFRS financial measures . Such non - IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS . Non - IFRS measures include : Diluted bitumen sales, Undiluted bitumen sales, Realized bitumen sales, Cash Operating Netback, Adjusted Funds Flow, Free Cash Flow, Free Cash Flow netback, Unhedged Free Cash Flow Yield, EBITDA, Unhedged EBITDA, net debt, Operating Netback and Operating FCF Netback . See "Specified Financial Measures" in the appendices of this Presentation for additional information relating to these non - IFRS measures . Additionally, to the extent that forward - looking non - IFRS financial measures are provided, they are presented on a non - IFRS basis without reconciliations of such forward - looking non - IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation . Forward - Looking Statements This communication may contain certain forward - looking statements within the meaning of United States federal securities laws and applicable Canadian securities laws with respect to the proposed transaction between PubCo, MBSC, Greenfire and the other parties thereto . These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions . In addition to other forward - looking statements herein, there are forward - looking statements in this Presentation relating to the following matters : the expected terms and conditions of closing the Business Combination ; Greenfire's expectations regarding targeted 2023 and 2024 production and assumptions in connection therewith and results thereof ; Greenfire's projections and internal estimates regarding peer evaluations with respect to 2024 E unhedged unlevered free cash flow yield and EV / 2024 unhedged EBITDA ; Greenfire's commitments, business plans, focus (including near term, medium term and long term), strategies, objectives and assets ; Greenfire's emphasis on limited capital investment and structural cost reductions ; Greenfire's near - term capital efficient growth plan targeting over 20 % annual net production growth in 2024 and longer - term capital efficient growth plan targeting existing facilities to increase production capacity to 33 . 8 mbbl/d net, if all debottlenecking projects are successfully executed ; Greenfire's production outlook and potential capacity forecasts ; 2023 consolidated net production forecast ; Greenfire's expectation that the deliverability of its tier 1 reservoirs and potential debottlenecked capacity at both the Hangingstone Expansion and Demo Assets remain unchanged ; consideration to be issued in connection with the Business Combination ; Greenfire's expected use of proceeds from the Transaction Financing and other expected sources and uses of funds related to the Business Combination ; expected pro rata ownership following completion of the Business Combination and assumptions in connection therewith ; Greenfire's expectation to be in a net cash position by the end of Q 2 2024 ; Greenfire's production growth potential ; Greenfire's expected optimization of its assets ; Greefire's intent to further deleverage under base operating plan featuring limited capital requirements ; Greenfire's expectation that Expansion presents low risk opportunities to further enhance production using proven industry best practices with limited capex ; Greenfire's plan to extend reserve life of the Hangingstone Demo through optimization of steam injection, reservoir management and cost reductions ; planned additional water disposal well and minor facilities spending at Demo ; Greenfire's reallocated 2023 E budget and anticipated costs, allocations, results, production and growth based thereon and in connection therewith ; Greenfire's expectation that consolidated net production will exit 2023 at ~ 25 mbbl/d ; Greenfire's drilling and development expectations, including but not limited to expectations in connection with Greenfire's infill and redevelopment infill producer wells and extended reach redevelopment infill producer wells and anticipated recovery and potential savings therefrom ; Greenfire's expectations that disposal wells will improve facility water handling performance and expand production capacity ; Greenfire's plan to drill a second disposal well at Demo and timing thereof ; Greenfire's expected solutions to quench water and vapor constraints ; expected timing, results and benefits from partial recommissioning of Demo Plant 1 ; specific capital expenditure plans at both Expansion and Demo ; expected reduced costs, improved optionality and reduced emissions resulting from Demo truck rack offloading facility ; 2023 forecast EBITDA ; expected EBITDA for 2023 , scenarios based on production and EBITDA at target debottlenecked capacity based on various commodity price sensitivities ; the expectation that Canadian product differentials will be less volatile moving forward as the Western Canadian basin is long pipeline egress with the potential for phased expansions moving forward ; timing expectations with respect to Trans Mountain Expansion pipeline coming on line and forecasted capacity thereof which could result in WCS pricing at pipeline economics as opposed to rail economics ; and forecast of Western Canadian Basin takeaway capacity vs supply growth . In addition, statements relating to estimates of reserves volumes and future net revenue associated with such reserves are considered forward - looking statements . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . Many factors could cause actual future events to differ materially from the forward - looking statements in this communication, including but not limited to : (i) the timing to complete the proposed Business Combination by MBSC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MBSC ; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination ; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against PubCo, MBSC, Greenfire or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination ; (iv) the inability to complete the proposed Business Combination due to the failure to obtain approval of MBSC’s stockholders or the inability to receive approval of the proposed plan of arrangement in connection with the proposed Business Combination ; (v) Greenfire’s and PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination ; (vi) the ability of the parties to obtain the listing of PubCo’s common shares on the New York Stock Exchange upon the closing of the proposed Business Combination ; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Greenfire ; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination ; (ix) unexpected costs related to the proposed Business Combination ; (x) the amount of redemptions by MBSC’s public stockholders being greater than expected ; (xi) the management and board composition of PubCo following completion of the proposed Business Combination ; (xii) limited liquidity and trading of PubCo’s securities ; (xiii) geopolitical risk and changes in applicable laws or regulations ; (xiv) the possibility that Greenfire or MBSC may be adversely affected by other economic, business, and/or competitive factors ; (xv) operational risks ; (xvi) the possibility that the COVID - 19 pandemic or another major disease disrupts Greenfire’s business ; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire’s resources ; (xix) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur ; (xx) risks associated with the oil and gas industry in general (e . g . , operational risks in development, exploration and production ; disruptions to the Canadian and global economy resulting from major public health events, the Russian - Ukrainian war and the impact on the global economy and commodity prices ; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation ; pandemic, war, terrorist events, political upheavals and other similar events ; events impacting the supply and demand for oil and gas including the COVID - 19 pandemic and actions taken by the OPEC + group ; delays or changes in plans with respect to exploration or development projects or capital expenditures) ; (xxi) the uncertainty of reserve estimates ; (xxii) the uncertainty of estimates and projections relating to production, costs and expenses ; (xxiii) health, safety and environmental risks ; (xxiv) commodity price and exchange rate fluctuations ; (xxv) changes in legislation affecting the oil and gas industry ; and (xxvi) uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures . DISCLAIMER CONTINUED 3

The foregoing list of factors is not exhaustive . You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of MBSC’s registration on Form S - 1 (Registration Nos . 333 - 256017 and 333 - 260423 ), MBSC’s quarterly report on Form 10 - Q for the quarter ended September 30 , 2022 filed with the SEC on November 14 , 2022 , MBSC’s quarterly report on Form 10 - Q for the quarter ended June 30 , 2022 filed with the SEC on August 12 , 2022 , MBSC’s quarterly report on Form 10 - Q for the quarter ended March 31 , 2022 filed with the SEC on May 16 , 2022 , MBSC’s annual report on Form 10 - K for the year ended December 31 , 2021 filed with the SEC on April 15 , 2022 , the definitive proxy statement/prospectus of PubCo, when available, including those under “Risk Factors” therein and other documents filed by MBSC or PubCo from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Consequently, forward - looking statements are inherently unreliable, and readers are cautioned not to put undue reliance on forward - looking statements . PubCo, MBSC and Greenfire assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither PubCo, MBSC nor Greenfire gives any assurance that either PubCo, MBSC nor Greenfire will achieve its expectations . Use of Projections This presentation contains projected financial information with respect to Greenfire and the combined entity following completion of the Business Combination . Such projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See "Forward - Looking Statements" paragraph above . Actual results may differ materially from the results contemplated by the forecasted financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Industry and Market Data In this Presentation, the Company or the SPAC may rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable . Neither the Company nor the SPAC has independently verified the accuracy or completeness of any such third - party information . No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any such third - party information . Additional Information A full description of the terms of the proposed Business Combination have been provided in a registration statement on Form F - 4 (as it may be amended, the “Registration Statement”) filed by PubCo with the Securities and Exchange Commission (“SEC”) on April 21 , 2023 , which includes a preliminary prospectus and proxy statement of MBSC, referred to as a proxy statement/prospectus . PubCo and MBSC urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain or will contain important information about the PubCo, MBSC, Greenfire and the proposed Business Combination . This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision with respect to such matters . After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of MBSC as of a record date to be established for voting on the proposed Business Combination . Stockholders may obtain a copy of the registration statement on Form F - 4 including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to : Greenfire Resources Inc . , 1900 – 205 5 th Avenue SW, Calgary, AB T 2 P 2 V 7 , and M 3 - Brigade Acquisition III Corp . , 1700 Broadway, 19 th Floor, New York, NY 10019 . The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, to be included in the Registration Statement can also be obtained, without charge, at the SEC’s website ( www . sec . gov ) . Participants in the Solicitation PubCo, MBSC and Greenfire, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of MBSC’s stockholders in respect of the proposed Business Combination . Information about the directors and executive officers of MBSC is set forth in MBSC’s filings with the SEC . Information about the directors and executive officers of PubCo and Greenfire and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed Business Combination when available . Additional information regarding the identity of all potential participants in the solicitation of proxies to MBSC’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available . Canadian Purchasers' Rights of Action Canadian purchasers in certain provinces of Canada may have certain statutory rights of action for damages or rescission in the event that this investor presentation is deemed to be an offering memorandum pursuant to applicable securities legislation in such provinces . For a description of such statutory rights of action, see "Canadian Purchasers' Rights of Action" in the appendices to this investor presentation . DISCLAIMER CONTINUED 4

OVERVIEW OF GREENFIRE RESOURCES

Greenfire Resources is an intermediate-sized and low-cost oil sands producer focused on responsible energy development in Canada

Company Strategy and Highlights:

- **Opportunistic consolidator** of underdeveloped energy assets; demonstrated ability to access capital from strategic stakeholders
- Accumulated a **large tier one oil sands resource base and two producing facilities with expandable pipeline transportation in place** for diluted bitumen egress and diluent supply
- **High Free Cash Flow generation per barrel** that is **competitive at current production with oil sands peers of greater scale**; emphasis on limited capital investment and structural cost reductions
- **Near-term capital efficient growth plan targeting over 20% annual net production growth in 2024** through redevelopment infill well drilling at Expansion, optimization of existing infrastructure and well conditions at Expansion and Demo
- **Longer-term capital efficient growth plan targeting existing facilities to increase production capacity to 33.8 mbbl/d net,** if all debottlenecking projects are successfully executed

Hangingstone Expansion

Net Capacity: 26.3 mbbl/d (75% Greenfire)(1)

Gross Capacity: 35 mbbl/d(1)



Hangingstone Demo

Capacity: 7.5 mbbl/d (100% Greenfire)(1)



Production Outlook and Potential Capacity



Net Bitumen Production (mbbl/d)
40
35
30
25
20
15
10
5
-
20.4
15.8
4.6
25.1
19.3
5.8
33.8
26.3
7.5
2023E
2023E Exit
Debottlenecked(1) Capacity
Expansion
Demo

Hangingstone - Athabasca Region

50 km south of Fort McMurray, Northern Alberta, Canada



SUNCOR
MacKay
SUNCOR
Firebag
Ft. McMurray
GREENFIRE
Hangingstone
Demo
Expansion
2 of 5 Tier-1 SAGD reservoirs
cenovus
Christina Lake
Christina Lake

(1) Debottlenecked capacity – represents facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels

5

GREENFIRE RESOURCES & MBSC BUSINESS COMBINATION REALLOCATION OF 2023 CAPITAL EXPENDITURE PROGRAM 6 Greenfire and MBSC Definitive Agreement to Combine : Business Combination Anticipated to Close in Q 3 2023 ▪ On December 15 , 2022 , Greenfire Resources Inc . (“Greenfire”) and M 3 - Brigade Acquisition III Corp . (“MBSC”), a New York Stock Exchange listed special purpose acquisition company, entered into a definitive agreement for a business combination that values Greenfire at US $ 950 million (the “Business Combination”) . Greenfire Reallocated the 2023 Capital Budget to Accelerate Redevelopment Infill Well Drilling at Expansion ▪ Following the Business Combination announcement, Greenfire elected to defer planned capital spending and lower operating expenditures on reservoir optimization to protect the balance sheet owing to volatile commodity price differentials ▪ 2023 capital budget was reallocated to maximize forecasted returns on invested capital and emphasizes investment at Hangingstone Expansion o The reallocated 2023 capital expenditure program concentrates spending on drilling redevelopment infill wells and debottlenecking surface facilities at Hangingstone Expansion; includes expenditure to augment non - condensable gas (“NCG”) co - injection capability o Other 2023 capital expenditures include an additional water disposal well and minor facilities spending at Hangingstone Demo o 2023 consolidated net production is anticipated to average ~20.4 mbbl/d; forecasted to exit 2023 at ~25 mbbl/d ▪ Greenfire anticipates that the deliverability of its tier 1 reservoirs and potential debottlenecked capacity at both the Hangingstone Expansion and Demo Assets remain unchanged

Committed Business Combination Financing of US$100mm; Existing Greenfire Shareholders to Receive US$75mm ▪ Institutional investors providing financing commitments of up to US$100mm to backstop any potential investor redemptions o Financing commitment consists of US$50mm of common equity and US$50mm of convertible debt (the “Transaction Financing”) o The common shares to be issued pursuant to the Transaction Financing will be issued at a price of US$10.10 per share o The convertible notes will bear interest at a rate of 9.0% per annum, to be paid quarterly and will have a maturity date of five years from the issue date. The convertible notes will be convertible into common shares at a price of US$13.00 per share (subject to adjustment in certain circumstances). ▪ Use of proceeds includes US$75mm cash consideration to existing Greenfire shareholders; US$25mm of transaction expenses o Total proceeds from the Business Combination, inclusive of Transaction Financing, to be capped at US$100mm o Transaction Financing will only be drawn if redemptions exceed US$200mm, to the extent required to generate net minimum cash of US$100mm ▪ Consent obtained with the trustee under the trust indenture for Greenfire’s existing Senior Secured Notes due August 2025 (“Senior Notes”), with the support of a majority of Senior Note holders, to allow the Business Combination and Transaction Financing to proceed and maintain substantially similar terms of the Senior Notes for the Combined Company Management Maintaining Significant Ownership in the Combined Company ▪ Existing Greenfire management and employees anticipated to own approximately 15% of the combined company ▪ 6 month lock up of shares and warrants held by Sponsor and certain current shareholders of Greenfire, subject to share price milestones ▪ Sponsor forfeiting 1/3 of founder shares (2.5mm) with an additional 10% of founder shares (0.75mm) subject to convertible debt proceeds being less than $25mm 7 GREENFIRE RESOURCES & MBSC BUSINESS COMBINATION ADDITIONAL SELECT TRANSACTION & FINANCIAL DETAILS

Sources & Uses ($ millions) Capitalization Table & Pro Forma Ownership (2) Scenario 1 : 100% MBSC Investor Redemptions of SPAC Common Stock PRO - FORMA OWNERSHIP, CAPITALIZATION AND CASH (US DOLLARS) 67% $637 Greenfire Rollover Equity 1 8% 1 70 Rollover Net Debt 8% 75 Secondary Proceeds 5% 43 Sponsor Equity (1) 3% 25 Transaction Fees 1 00% $950 Total Uses Sources Amount % 67% $637 Greenfire Rollover Equity 1 8% 1 70 Rollover Net Debt – – SPAC Cash - in - Trust 11% 1 00 PIPE Proceeds Sponsor Equity (1) 43 5% Total Sources $950 1 00% Uses Amount % Capitalization Table ($ and shares in MMs) Maturity Amount Outstanding $1 70 Net Debt 50 Jun - 28 New Convertible Notes $220 Net Debt + Convertible Notes 72.3 Total Shares at Close (x) $1 0.1 0 /share $1 0.1 0 Post - Money Equity Value at $1 0.1 0 /share $730 Total Enterprise Value $950 Pro - Forma Equity Ownership Shares % of Total 87% 63.1 Existing Equity & Warrant Holders – – SPAC Investors 7% 5.0 PIPE Common Equity 6% 4.3 Sponsor Equity 1 00% 72.3 Total Common Shares Outstanding Note: Assumes existing net debt of US$170MM at closing as agreed upon by the parties. CAD converted to USD at 0.75 (1) Assumes sponsor shares contingent on convertible debt proceeds are not vested. (2) Capitalization table assumes a US$10.10 share price and therefore excludes all out - of - the - money warrants which have a strike price of US$11.50 per share. New US$50MM notes are convertible at US$13.00 per share. 8

PRO - FORMA OWNERSHIP, CAPITALIZATION AND CASH (US DOLLARS) Sources & Uses ($ millions) Scenario 2 : ~67% MBSC Investor Redemptions of SPAC Common Stock Capitalization Table & Pro Forma Ownership (2) 3% 25 Transaction Fees 1 00% $950 Total Uses Sources Amount % Greenfire Rollover Equity Rollover Net Debt SPAC Cash - in - Trust PIPE Proceeds Sponsor Equity (1) $630 1 70 1 00 66% 1 8% 11% – – 51 5% Total Sources $950 1 00% Uses Amount % Greenfire Rollover Equity Rollover Net Debt Secondary Proceeds Sponsor Equity (1) $630 1 70 75 51 66% 1 8% 8% 5% 77.2 Total Shares at Close $1 0.1 0 (x) $1 0.1 0 /share $780 Post - Money Equity Value at $1 0.1 0 /share Capitalization Table ($ and shares in MMs) Maturity Amount Outstanding Net Debt $1 70 New Convertible Notes Jun - 28 – Net Debt + Convertible Notes $1 70 Total Enterprise Value $950 Pro - Forma Equity Ownership Shares % of Total 62.3 9.9 81% 1 3% – – Existing Equity & Warrant Holders SPAC Investors PIPE Common Equity Sponsor Equity 5.0 6% Total Common Shares Outstanding 77.2 1 00% Note: Assumes existing net debt of US$170MM at closing as agreed upon by the parties. CAD converted to USD at 0.75 (1) Assumes sponsor shares contingent on convertible debt proceeds are vested. (2) Capitalization table assumes a US$10.10 share price and therefore excludes all out - of - the - money warrants which have a strike price of US$11.50 per share. 9

31% 29% 22% 18% 16% 14% 12% (11%) (5%) (10%) (15%) – 35% 30% 25% 20% 15% 10% 5% 6.4x 5.1x 4.6x 3.9x 3.1x 3.0x 2.9x 1.5x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x VALUATION RELATIVE TO PEERS – 2024E EV / 2024E Unhedged EBITDA (1)(2) 2024E Unhedged Unlevered Free Cash Flow Yield (%) (2)(3) ▪ At Greenfire’s 2023E production target, unlevered cash flow yield of 12% and EV/EBITDA of 6.4x are less favorable than Canadian oilsands peers and the broader peer median due to, among other factors, deferred capital expenditure and production growth from H1 2023 to Q 4 2023 (1)(2)(5) ▪ At Greenfire’s preliminary 2024E production target, which assumes its 2023 exit production of 25.1 mbbl/d annualized, unlevered free cash flow yield of 18% and EV/EBITDA of 4.6x is consistent with Canadian oilsands peers, although marginally above the broader peer median (1)(3)(5) ▪ At Greenfire’s target debottlenecked capacity, which assumes annual production of 32.3 mbbl/d, unlevered free cash flow yield of 29% and EV/EBITDA of 3.1x is more favorable than Canadian oilsands peers and the broader peer median (1)(4)(5) Median: 3.5x Median: ~17% Legend 2023E Budget Production Forecast of 20.4 mbbl/d 2024E Assuming 2023 Budget Exit Production of 25.1 mbbl/d Production at Target Debottlenecked Capacity of 32.3 mbbl/d (5) Canadian oilsands peers include Athabasca Oil Corporation and MEG Energy 10 Source: Capital IQ, Wall street research, Company financial information Note: Market data as of 5/31/2023. Unlevered free cash flow and EBITDA metrics exclude the impact of hedges. Greenfire Enterprise Value utilized is US$950 million which reflects the enterprise value at which the Business Combination was executed (1) Greenfire projections are based on internal estimates for all three production scenarios. (2) Greenfire’s EBITDA and unlevered free cash flow based on 2024 median analysts consensus forecasts of WTI pricing of ~$73/bbl and WTI - WCS differential of ~US$16/bbl (3) Unhedged unlevered free cash flow for Greenfire peers defined as consensus EBITDA before hedging, less capital expenditures; Unhedged unlevered free cash divided by current Enterprise Value for peers and US$950mm for Greenfire to calculate unlevered free cash flow yield (4) Unhedged EBITDA for selected Greenfire peers calculated as analyst consensus EBITDA adjusted for the impact of hedges; prices utilized are analyst 2024 median estimates for peer group companies

GREENFIRE RESOURCES Assets, Strategy and Differentiation

CORPORATE STRATEGY & OVERVIEW

Intermediate-sized and low-cost oil sands producer focused on responsible energy development in Canada; demonstrated ability to access capital via strategic stakeholders

- **Opportunistic consolidator** of underdeveloped energy assets
- **Capital-efficient and lower-risk growth through optimization of existing production and reserves**
- **Existing high FCF generation per barrel** with a strategic emphasis on structural cost reductions and limited capital investment



Optimizing **two SAGD facilities** with the same **tier 1 reservoir**

- **Hangingstone Expansion**: Redevelopment infill well drilling & debottlenecking surface infrastructure
- **Hangingstone Demo**: Debottlenecking infrastructure & extending reserve life

Financial Details

Warrants ID (CUSIP)	36136L112
Senior Notes ID (CUSIP)	36136LAA2

2022 Annual Operating Netback Before Hedging

	Consolidated C$ Million	Consolidated C$/bbl
Net Production *(mbbl/d)*	21	21
Realized Bitumen Sales	$631	$84.0
Transportation & Marketing	($68)	($9.0)
Royalties	($50)	($6.7)
Operating Expenses	($161)	($21.4)
Operating Netback	$352	$46.9
Capital Expenditure	($40)	($5.3)
Operating FCF	$312	$41.6

12

0.0x 0.5x 1.0x 1.5x Athabasca Cenovus Suncor MEG Greenfire Q4 2022 Net Debt / 12 Month 2022 Annualized Op Funds Flow $0 $20 $40 $60 MEG Suncor Cenovus Greenfire Athabasca 12 Month Ended Dec. 2022 Op FCF Netback (C$/bbl) 3.0x 2.0x 1.0x 0.0x Greenfire Expansion Athabasca Leismer Suncor Firebag MEG Christina Lake Cenovus Christina Lake 12 Month Ended Dec. 2022 SOR - Steam Oil Ratio COMPARISON TO OILSANDS COMPETITORS Tier - 1 oilsands reservoir drives higher netback • Reduced operating costs with relatively low SOR • No downhole pumps or associated costs, since production naturally flows to surface • Extended periods without well workover capital Growth with modest capital requirements • Targeting production growth from redevelopment infill well drilling at Expansion & facility optimizations • SOR of ~3.0x at Expansion as of 12 months ended 2022, with optimization ongoing • Stronger balance sheet at Q4 2022 Net Debt/12 Months 2022 Annualized Adjusted Funds Flow of ~1.2x • Intent to further deleverage under base operating plan featuring limited capital requirements Denotes Peer Average 13

COMPANY HISTORY & KEY PARTNERSHIPS Greenfire Resources • The Greenfire team received the 2020 Oilsands Energy Excellence Award for the precedent - setting restart of Hangingstone Demo • Acquired operatorship of Hangingstone Expansion in September 2021 Trafigura • One of the world’s largest logistics and commodity trading houses • Trafigura is Greenfire’s exclusive production marketer, and provides funding, transportation and logistical support Private Equity Sponsorship • McIntyre and Griffon Partners each have a track record of building successful businesses and generating outsized returns for partners 14

TRAFIGURA: A KEY STRATEGIC STAKEHOLDER

A Symbiotic Relationship

- Strategic stakeholder and capital provider
- Trafigura is Greenfire's exclusive production marketer, and provides funding, transportation and logistical support

Amplified Commitment

- Trafigura assumed transportation and marketing commitments at Hangingstone Expansion as well as associated pipeline obligations

TRAFIGURA

Wide Reach & Influence

International commodity trading company with FY2022 revenue of ~US$319 billion and book equity of ~$15 billion

Industry Specialist

One of the world's top three independent oil and petroleum product traders, with a track record of operational excellence

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Differentiation 1. Opportunistic consolidator of underdeveloped energy assets; Expansion acquired Sept 17, 2021 2. Demonstrated ability to maintain production with limited capital spending, leading to high FCF/bbl 3. Strategic cooperation with Trafigura Objectives 1. Near term : Focus on asset optimization, structural cost reductions 2. Medium term : Optimize production beyond 30 mbbl/d net with limited capital expenditures 3. Longer term: Capital efficient production growth to ~35 mbbl/d net CORPORATE DIFFERENTIATION & OBJECTIVES Plant Turnaround Plant Turnarounds 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 Sep - 21 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Bitumen Rate (bbl/d) Hangingstone Expansion + Demo Greenfire Gross Greenfire Net Planned Plant Maintenance Note: Greenfire Resources estimates; production data as of May 2023 16 Planned Plant Maintenance

0 200 400 600 800 1,000 1,200 1,400 0 5,000 10,000 15,000 20,000 25,000 30,000 Average Bitumen Rate Per Well (bbl/d/well) Bitumen Rate (bbl/d) Hangingstone Expansion (Gross) Bitumen Rate (bbl/d) bbl/d per well Greenfire acquired Expansion in September 2021 Planned Plant Maintenance • Initially doubled average bitumen rate per well after acquiring Expansion in September 2021 • Expansion presents low risk opportunities to further enhance production using proven industry best practices with limited capex: • Drill 5 redevelopment infill wells and debottleneck surface facilities • NCG co - injection and optimized steam injection • Subcool/reservoir management • Executing structural operating and capital cost reductions: • Capital: future development rationalization • Operating: process and workforce optimization HANGINGSTONE EXPANSION GREENFIRE: 75% WORKING INTEREST & OPERATOR DOUBLED Average Bitumen Production Per Well in 2 Months Following the Acquisition 3.5x SOR Planned Plant Maintenance Note: Greenfire Resources estimates; production data as of May 2023 17

0 200 400 600 800 1000 0 1,000 2,000 3,000 4,000 5,000 6,000 Average Bitumen Rate Per Well (bbl/d/well) Bitumen Rate (bbl/d) Hangingstone Demo Bitumen Rate (bbl/d) bbl/d per well • Restarted facility and increased production relative to the prior operator rates , with lower costs, by implementing proven production enhancement measures • Plan to extend reserve - life through optimization of steam injection, reservoir management and cost reductions • Increase recoverable oil and reserves from existing infrastructure • Minimize capital expenditure on new wells • Leaner organization and entrepreneurial culture • Impactful transportation and marketing synergies with Hangingstone Expansion HANGINGSTONE DEMO GREENFIRE: 100% WORKING INTEREST & OPERATOR Planned Plant Maintenance Note: Greenfire Resources estimates; production data as of May 2023 18 Planned Plant Maintenance

2023 REALLOCATED CAPITAL BUDGET & PRODUCTION GROWTH DEFERRAL 19 • The reallocated 2023E capital budget contemplates net capital spending of C$34mm, 13% lower than the 2023 capital budget that was previously approved in November 2022 • Investment concentrated at Hangingstone Expansion, including on drilling 5 redevelopment infill wells and debottlenecking surface facilities to allow for production growth • At Demo, an additional water disposal well and minor facilities spending is planned Reallocated 2023E Budget: Capital Spending Comparison (C$ million) Net Change (C$mm) Net Change (C$mm) 2023E Prior Budget Net Capital (C$mm) 2023E Reallocated Budget Net Capital (C$mm) 33% $6 $18 $24 Expansion (53%) ($11) $21 $10 Demo (13%) ($5) $39 $34 Consolidated • The reallocated 2023E budget defers anticipated production growth to the end of 2023, with annual 2023 consolidated net production anticipated to average ~20.4 mbbl/d • Consolidated net production is expected to exit 2023 at ~25 mbbl/d

2023 REALLOCATED BUDGET – CORE CAPITAL PROJECTS

CAPITAL ALLOCATION STRATEGY	• Following a volatile commodity environment in early 2023, Greenfire's Board of Directors approved a reallocated capital expenditure budget in May 2023 • 2023 capital spending emphases investment at Hangingstone Expansion • Spending adapted to maximize forecasted returns on invested capital
HANGINGSTONE EXPANSION	• 2023E capital expenditure: ~C$24mm net (~70% of total net consolidated) • Drilling five redevelopment infill wells and associated facilities (~C$15mm net) • Short and medium-term debottlenecking and sustaining capital (~C$9mm net)
HANGINGSTONE DEMO	• 2023E capital expenditure: ~C$10mm net (~30% of total net consolidated) • Drilling and commissioning a second water disposal well (~C$2.5mm) • Short-term debottlenecking and small projects (~C$7.5mm)

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COMPARISON OF ESTABLISHED SAGD INCREMENTAL RECOVERY WELLS

INFILL & REDEVELOPMENT INFILL (“REFILL”) PRODUCER WELLS

Infill Producer Wells:

- Drill additional infill producer between two existing well pairs to produce incremental pre-heated bitumen between SAGD wellpairs
- Requires procuring an additional wellhead, casing, drilling and cementing a new wellbore, additional costs and time necessary for the build
- Additional civil work necessary, need appropriate pad layout and additional tie-in to surface facilities to accommodate


INFILL
STEAM INJECTOR
INFILL PRODUCER
ACTIVE PRODUCER
PRE-HEATED BITUMEN

Redevelopment Infill (“Refill”) Producer Wells:

- Re-enter existing SAGD producer to drill new refill producer between two existing well pairs to produce incremental pre-heated bitumen between SAGD wellpairs; total recoveries approximate infill wells despite abandoned re-entered producer
- Utilize existing producer wellhead and casing with reduced drilling costs and time
- Limited incremental civil work necessary given tie-in to existing facility infrastructure, procurement and timelines minimized


REFILL
STEAM INJECTOR
REFILL PRODUCER
ABANDONED PRODUCER
PRE-HEATED BITUMEN

Note: Graphics are illustrative and not to scale

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EXTENDED REACH REDEVELOPMENT INFILL (“REFILL”) PRODUCER WELLS

5 WELLS INCLUDED IN GREENFIRE’S 2023 CAPITAL EXPENDITURE PROGRAM

Extended Reach Refill Producer Wells – Additional Productivity and Cost Benefits:

- Utilize a single refill producer across two existing SAGD producer pads to access incremental pre-heated bitumen
  - Targeting 1,600 meters of total horizontal length across two existing 750 meter SAGD producers
  - Anticipating incremental recovery compared to two refill wells at prevailing SAGD producer lengths
  - Industry commonly drilling 1,600+ meter producers
- Forecasting a twofold potential savings on drilling, wellhead, and facilities costs compared to standard infill producer wells

2023 Capital Expenditure Budget:

- 5 extended reach refill producer wells are planned at Hangingstone Expansion, extending the full length of Pad 5 to Pad 4
- No infill producer wells are contemplated in the 2023 budget



EXTENDED REACH REFILL
ABANDONED PRODUCER
EXTENDED REACH REFILL PRODUCER
STEAM INJECTOR
ACTIVE PRODUCER
PRE-HEATED BITUMEN

Note: Graphics are illustrative and not to scale

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Closed Process System Constraints • Limited water handling capabilities • Restricts the number of wells on production Disposal Wells to Improve Capacity • One disposal well in service at both Expansion and Demo • Conditioning process underway to optimize performance for disposal wells • Second disposal well at Demo to be drilled around Q4/2023 WATER DISPOSAL WELLS Disposal wells anticipated to improve production capacity facility water handling performance and expand 23

Quench Water Constraints • Colder water used to cool produced fluids to reduce vapor and pressure in order to optimize production • Challenge: Pipeline used for cold water delivery partially plugged due to prior operations • Solution: Temporary fix using tanks/pumps, but requiring a longer - term solution with water wells and quench lines EXPANSION – QUENCH & VAPOR HANDLING Vapor Constraints • Issue: Limited capacity from produced gas separator • Issue: Erosional velocity in the lines • Solution: Add additional quench water capacity to reduce vapor and install additional vapor lines for expanded capacity 24

• Meaningful reduction of road traffic and emissions • Equivalent to roughly 3,400 passenger vehicles removed from the road each year DEMO – TRUCK RACK Truck rack offloading facility has decreased costs, improved optionality and reduced emissions 1,000 Kilometers vs 10 Kilometers • Production from Demo was previously trucked to a pipeline sales point: 1,000 km round trip • Q3 2022 trucking cost: ~ C$13 per barrel • The truck rack offloading facility at Expansion enables the delivery of Demo volumes: 10 km round trip Cost Savings and Optionality • Provides an attractive option to sell Demo production via pipeline through existing facilities • Potential cost savings: ~ C$6 per barrel • Commissioned in October 2022 Positive Emissions and Traffic Impact Truck Rack Commissioned in October 2022 25

Plant 1 Partial Recommissioning • Decommissioned in 2015 by prior operator • Potential to recommission the oil processing equipment to handle additional production Timing and Impact • Timing dependent on regulatory approval, performance of the disposal well currently in operation and new disposal well planned around Q4 2023 • Potential to further increase production in addition to the uplift from Demo’s water disposal wells DEMO – PLANT 1 PARTIAL RECOMMISSIONING 26

2023E EBITDA SENSITIVITY TO PRODUCTION LEVELS & WTI PRICES (EBITDA IN US DOLLARS) 27 Annual 2023 EBITDA (US$mm) at Various Production Levels Production at Target Debottlenecked Capacity (1) 2023E Budget Exit Production Annualized 2023E Budget Production 32.3 mbbl/d 25.1 mbbl/d 20.4 mbbl/d $242 $156 $66 US$65/bbl WTI Scenario (US $/bbl) $294 $196 $91 US$70/bbl $344 $236 $115 US$75/bbl $390 $272 $138 US$80/bbl $430 $306 $161 US$85/bbl $469 $335 $184 US$90/bbl Notes: Assumes 2023E Average WTI - WCS differential of ~US$15/bbl, and CAD/USD exchange rate of 0.75; includes impact of commodity hedges in all scenarios (1) Target debottlenecked production of 35 mbbl/d gross at Hangingstone Expansion and 7.5 mbbl/d at Hangingstone Demo; includes forecasted production impact from annual turnarounds in September • Assuming 2023E budget production of 20.4 mbbl/d, WTI pricing of US$80/bbl and a normalized WCS differential of ~US$15/bbl, Greenfire’s 2023E EBITDA is forecasted to be ~US$138mm • Greenfire’s 2023E EBITDA is sensitized below across several production scenarios and WTI prices; higher production and commodity prices represent a material source of possible upside to EBITDA forecasts

APPENDIX Management Team, Asset Benchmarking & Additional Strategic Details

GREENFIRE RESOURCES MANAGEMENT TEAM Prior Employers Team Member Robert Logan MPBE, P.Eng., PE President and CEO David Phung P.Eng., CFA CFO Kevin Millar C.E.T. SVP Operations & Steam Chief Albert Ma P.Eng. SVP Engineering Crystal Park P.Eng., MBA SVP Corporate Development 29

William Gallagher Executive Vice President Matthew Perkal Chief Executive Officer Charles Garner Executive Vice President & Secretary OVERVIEW OF M3 - BRIGADE ACQUISITION III CORP. Deep Expertise and Partnership Overview of our Sponsors ▪ M3 - Brigade Acquisition III Corp. (“M3 - Brigade” or “MBSC”) raised US$300 million at IPO in October 2021 ▪ Led by a management team with deep operational, investment, and acquisition experience ▪ M3 Partners is a New York - based financial advisory firm with an established track record of value creation across multiple industries ▪ Repeat SPAC sponsor with the M III Acquisition Corp. and IEA Energy Services LLC merger in 2018 (NASDAQ: IEA) ▪ IEA was acquired for $14/share in October 2022 ▪ M3 Partners was founded by Mohsin Y. Meghji, who has more than 25 years of management and advisory experience building value in companies ▪ Brigade is a leading global investment advisor with over US$27 billion in assets under management, specializing in credit - focused investment strategies ▪ 15 - year track record of successfully investing through numerous market cycles Mohsin Meghji Chairman of the Board 30

STEAM ASSISTED GRAVITY DRAINAGE (“SAGD”) Enhanced oil extraction method where bitumen is heated and pumped out of the ground, leaving most residual solids behind SAGD In - situ Oil Sands Extraction • ~80% of Alberta's bitumen is too deep for mining and must be extracted in - place (or in - situ) using steam • Has a much smaller footprint than oil sands mining, and uses less water with no tailings stream Source: Alberta Innovates 1. Dual - pair of horizontal wells drilled one above the other, approximately 5 m apart 2. Well depth can vary from 150 to 450 m; length up to 1,000 m 3. High pressure steam injected into top well, or injection well, heating the surrounding bitumen 4. As the bitumen warms up, it liquifies and begins to gravity flow to the lower well (producing well) 5. Bitumen and condensed steam emulsion from the lower well are pumped to the surface and sent to a processing plant to separate the bitumen and water 6. Recovered water is treated and recycled back into the process 7. Bitumen is usually diluted with condensate and sold to market 31

ASSET MAP & GEOGRAPHIC OVERVIEW Hangingstone Demo Hangingstone Expansion 50 km south of Fort McMurray, Northern Alberta, Canada Christina Lake Firebag Hangingstone Ft. McMurray MacKay Christina Lake Demo Expansion 2 of 5 Tier - 1 SAGD reservoirs Hangingstone Demo Capacity: 7.5 mbbl/d (100% Greenfire) Hangingstone Expansion Net Capacity: 26.3 mbbl/d (75% Greenfire) (1) Gross Capacity: 35 mbbl/d (1) (1) Fully debottlenecked target capacity 32

ATTRIBUTES OF A TIER 1 SAGD RESERVOIR

Tier 1 SAGD reservoirs have **no top gas, bottom water or lean zones**

- These “thief zones” provide an unwanted outlet for steam and reservoir pressure
- Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and opex spending

Tier 1 wells **flow to surface with natural lift;** not requiring downhole pumps or gas lift

Greenfire has **two of the five** Tier 1 SAGD assets in Alberta, and:

- Large leases with significant bitumen resources in place
- Proven caprock reliability
- Limited legacy wells to risk well integrity, environmental damage or higher ARO

Tier 1 Reservoir

- No Top Gas
- No Lean Zones
- No Bottom Water



Gross Sand Interval
Top SAGD Pay
Base SAGD Pay

Tier 2 & 3 Reservoir

Combination of one, two or three thief zones:

- Top Gas
- Lean Zones
- Bottom Water



Gross Sand Interval
Top SAGD Pay
Base SAGD Pay
Bottom Water
Gross Sand Interval
Top Gas
Lean Zone
Top SAGD Pay
Base SAGD Pay

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Recent Production and Capacity (mbbl/d) 0 50 100 150 200 250 300 350 400 Christina Lake - Cenovus Christina Lake - MEG Energy Jackfish - Canadian Natural Resources Foster Creek - Cenovus Surmont - ConocoPhillips Firebag - Suncor MacKay River - Suncor Hangingstone Expansion - Greenfire Leismer - Athabasca Oil Corp Sunrise - Cenovus Kirby - Canadian Natural Resources BlackGold - Harvest Operations Blackrod Pilot - International Petroleum Lindbergh - Strathcona Resources Long Lake / Kinosis - CNOOC Great Divide - Connacher Oil & Gas Orion - Strathcona Resources Hangingstone - Athabasca Oil Corp Tucker - Strathcona Resources MacKay River - PetroChina Hangingstone Demo - Greenfire Recent Production (mbbl/d) 10 8 Capacity (mbbl/d) McKay River - Everest Canadian West Ells - Sunshine Oilsands 16 14 6 4 2 0 Estimated SOR (x) - RHS Estimated SOR (x) - RHS 12 SAGD BENCHMARKING FACILITY PRODUCTION RELATIVE TO CAPACITY VS. SOR Source: AER, Greenfire Resources internal estimates; data as of December 2022 34

Production Per Producing Well Pair (bbl/d) 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 BlackGold - Harvest Operations Kirby - Canadian Natural Resources Jackfish - Canadian Natural Resources Christina Lake - MEG Energy Leismer - Athabasca Oil Corp Hangingstone - Athabasca Oil Corp Orion - Strathcona Resources Long Lake / Kinosis - CNOOC MacKay River - Suncor Lindbergh - Strathcona Resources Great Divide - Connacher Oil & Gas MacKay River - PetroChina Tucker - Strathcona Resources McKay River - Everest Canadian West Ells - Sunshine Oilsands Hangingstone Demo - Greenfire Hangingstone Expansion - Greenfire Surmont - ConocoPhillips Christina Lake - Cenovus Firebag - Suncor Sunrise - Cenovus Foster Creek - Cenovus 1,000 900 800 700 600 Production Per Producing Well Pair (bbl/d) 300 200 100 0 400 500 Producing Well Pairs + Offline Well Pairs Producing Well Pairs Offline Well Pairs Source: AER, Greenfire Resources internal estimates; data as of December 2022 35 0 SAGD BENCHMARKING WELL PAIR PRODUCTIVITY VS. WELLS IN SERVICE

SAGD – COMPETITOR POSITIONING, SPENDING & PRODUCTION Total In - Situ Bitumen Production (mmbbl/d) Total Expenditures for In - Situ Operations (C$ billion) Christina Lake Foster Creek Christina Lake Sunrise Firebag MacKay River Black Gold Jackfish Kirby Surmont Long Lake / Kinosis Hangingstone Expansion / Demo Algar / Great Divide Leismer / Corner McKay River MacKay River Hangingstone West Ells Source: AER and CAPP Fort McMurray 1.8 1.6 1.4 1.2 1 0.8 0.6 0.4 0.2 0 Athabasca Region – Northern Alberta $35 $30 $25 $20 $15 $10 $5 $0 Capex Opex Royalties Total 36

REGIONAL INFRASTRUCTURE Greenfire Assets near major pipeline systems, with a combination of firm and interruptible transportation for blend and diluent without being burdened by unmanageable long - term commitments Blend Transportation • Expansion to Cheecham via the Enbridge Lateral • 54 mbbl/d diluted bitumen capacity • Expandable to 69 mbbl/d with additional pumps and 86 mbbl/d with a booster station 37 • Cheecham to Edmonton via the Enbridge Waupisoo Pipeline Diluent Transportation • Edmonton to Expansion via the Polaris Pipeline Natural gas via NGTL; gross firm capacity of 45,000 GJ/d Electricity via Alberta grid

Marketing strategy focuses on Edmonton as sales point • Providing access to North American markets including heavy oil refining destinations in the US Midwest and Gulf Coast via Enbridge or Keystone pipeline networks • Future opportunity to market volumes west via the Trans Mountain Expansion Project Diluted bitumen is sold within the Western Canada Dilbit (WDB) stream; an established ~150+ mbbl/d commingled heavy stream with broad market acceptance Enbridge: Oil Sands Regional System Configuration MARKETS & REGIONAL PRICING Source: Enbridge; capacities represent annual averages before restrictions 38

NORTH AMERICAN HEAVY OIL PIPELINES & MARKETS Canada Heavy Oil Exports to U.S. (mmbbl/d) U.S. Heavy Oil Imports by Country (mmbbl/d) PADD I PADD II PADD III PADD IV PADD V Delivery Pipelines Other Pipelines Source: BMO Capital Markets; EIA 39

• Canadian product differentials are expected to be relatively less volatile moving forward as the Western Canadian basin is long pipeline egress with the potential for phased expansions over time • Trans Mountain Expansion pipeline projected to come online around Q1 2024, forecasted to add ~590 mbbl/s of export egress to tidewater • Over time, excess pipeline takeaway capacity could result in WCS pricing at pipeline economics (~US$11 - 13/bbl differential to WTI) as opposed to rail economics (~US$15 - 25/bbl differential to WTI) • The reversal of the Capline pipeline in the U.S. Midwest in early 2022 provided an additional outlet for Canadian heavy to the U.S. Gulf Coast, complementing the ~370 mbbl/d export capacity increase on the Mainline to the U.S. Midwest from the Line 3 pipeline replacement completed in 2020 CANADIAN CRUDE TAKEAWAY CAPACITY vs. SUPPLY Western Canada - Basin Takeaway Capacity vs. Supply Growth Scenario (mmbbl/d) Historical WCS Differential to WTI (US$/bbl) 40 Note: Market data as of May 2023 Source: BMO Capital Markets, Alberta Economic dashboard, EIA $0 ($10) ($20) ($30) ($40) ($50) ($60)

SUSTAINABILITY - ENVIRONMENTAL

Greenfire optimization and efficiencies lead to lower carbon intensity and less waste

SUSTAINABILITY PROGRAM

Reduced Diluent Use & Waste

More attentive operations team and processes operate equipment at enhanced conditions to target reduced diluent loss and usage.

Transportation & Travel Mileage

Transportation and marketing synergies with Expansion has eliminated 1,000 km of trucking per load at Demo

Operating sites with 60% fewer people relative to prior operator, which removes significant transportation mileage.

Water Quality & Recycling

Operating with higher quality boiler feed water and water quality standards, which consumes less hydrocarbon.

Greenfire has achieved around 95% water recycle with minimal make-up.

Fugitive Emissions Monitoring

Annual fugitive emissions studies to proactively identify and rectify any leaks.

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CANADIAN ENERGY & ESG • Canada places #1 when independently ranked vs. top reserve holding countries on governance, social progress and environmental performance • Alberta’s energy sector has virtually eliminated non - routine flaring and is now one of the lowest flaring producers in the world , despite being the fourth largest global oil producer 1) ESG Ranking Footnotes • Exhibits and data source: BMO Capital Markets • The Environmental Performance Index (EPI) is created jointly by Yale/Columbia Universities in collaboration with the World Economic Forum and ranks 180 countries on 24 performance indicators on environmental health and ecosystem vitality. • The Social Progress Index (SPI) is developed by the Social Progress Imperative and ranks 149 countries on 51 measures of social responsibility that are independent of economic indicators. • World Bank’s Worldwide Governance Indicators (WGI) rank over 200 countries on six dimensions including political stability, r egulatory quality and corruption control. Top Gas Flaring Countries vs. Canada 1 Flaring Intensity by Oil Producing Country 1 (mcf/bbl) (bcf) ESG Metrics vs. Top Reserve Holders (indexed) 1 42

Risk management program mandates hedging at least 50% of corporate PDP bitumen volumes on a rolling 12 - month basis, tested quarterly • WTI Hedges • 76% puts: US$50/bbl Strike • 24% puts: US$60/bbl Strike • 55% calls sold: averaging ~US$87/bbl • WCS Differential Hedges • 100% swaps: averaging ~US$15/bbl HEDGING & RISK MANAGEMENT > 50% of PDP hedged Corporate PDP Bitumen on rolling 12 - month basis; tested quarterly Note: Previous hedging obligations mandated hedging 75% of corporate PDP bitumen volumes on a rolling 18 - month basis, tested quarterly - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 Hedged Volumes (bbl/d) WTI and WCS Differential Hedge Volume Profile Current WTI Hedged Volumes Required WTI Hedge Volumes - 50% of PDP WCS Differential Hedges - Elective 43

$1,034 $411 PDP PUD PROB $710 ~C$2,155 million 35 148 56 PDP PUD PROB INDEPENDENT RESERVES OVERVIEW CANADIAN STANDARDS: 2022 NI 51 - 101 COMPLIANT RESERVES AT JANUARY 2023 3CA PRICING ▪ McDaniel and Associates prepared independent reserves evaluations for Hangingstone Expansion and Demo in accordance with National Instrument 51 - 101 Standards of Disclosure for Oil and Gas Activities (“NI 51 - 101”), effective December 31, 2022 at January 2023 Three Consultant Average (“3CA”) Pricing ▪ Select highlights for the December 2022 NI 51 - 101 reserves evaluation include: total proved plus probable reserves of 239 million barrels with a NPV10 value before tax of approximately C$2.2 billion as of December 2022 239 mmbbl Reserves NPV10 Before Tax by Asset and Category (C$ million) Consolidated Reserved Volume By Category (mbbls) Consolidated Reserves NPV10 Before Tax by Category (C$ million) $151 $560 $710 $1,031 $1,034 $89 $321 $411 $242 $1,912 $2,155 – $500 $1,000 $1,500 $2,000 $2,500 Demo Consolidated PDP Expansion PUD PROB Source: McDaniel & Associates Consultants Ltd. (“McDaniel”), Greenfire's independent qualified reserves evaluators, evaluated Greenfire's reserves and associated values as of December 31, 2022, in accordance with the Canadian Oil and Gas Evaluation Handbook using average of McDaniel, Sproule Associated Limited and GLJ Ltd. forecasted pricing as of January 1, 2023. 44

30 116 PDP PUD INDEPENDENT RESERVES OVERVIEW UNITED STATES STANDARDS: 2022 SEC COMPLIANT RESERVES AT 2022 HISTORICAL PRICING ▪ McDaniel and Associates prepared independent reserves evaluations for Greenfire Resources in accordance with and United States Securities and Exchange Commission (“SEC”) requirements, effective December 31, 2022 at 2022 historical pricing ▪ Select highlights for the December 2022 SEC reserves evaluation include: total proved reserves after royalties of 146 million barrels with a NPV10 after tax value of approximately C$2.1 billion at 2022 historical pricing 146 mmbbl Consolidated Reserves NPV10 After Tax (C$ million) Consolidated Reserved Volume After Royalties By Category (mbbls) $1,098 $999 $2,097 – $500 $1,000 $1,500 $2,000 $2,500 Consolidated PDP PUD Source: McDaniel & Associates Consultants Ltd. (“McDaniel”), Greenfire's independent qualified reserves evaluators, evaluated Greenfire's reserves and associated values as of December 31, 2022, in accordance with the United States Securities and Exchange Commission (“SEC”) requirements at 2022 historical pricing 45

HISTORICAL FINANCIALS & OPERATING COST STRUCTURE

(Canadian Dollars)

- Quarterly Results : Cash Operating Netback:
  - C$ Thousands and C$ Per Bitumen Barrel Sold

	C$ Thousands					C$ Per Barrel				
	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
WTI (US$/bbl)	$77.19	$94.29	$108.41	$91.55	$82.65	$77.19	$94.29	$108.41	$91.55	$82.65
WCS Differential (US$/bbl)	($14.64)	($14.53)	($12.80)	($19.86)	($25.89)	($14.64)	($14.53)	($12.80)	($19.86)	($25.89)
Expansion										
Net Bitumen production (bbls/d)	19,155	18,714	17,910	14,926	15,710	19,155	18,714	17,910	14,926	15,710
Demo										
Net Bitumen production (bbls/d)	3,909	4,196	3,830	2,922	3,869	3,909	4,196	3,830	2,922	3,869
Consolidated										
Net Bitumen production (bbls/d)	23,064	22,910	21,740	17,848	19,579	23,064	22,910	21,740	17,848	19,579
Net Bitumen sales volumes (bbls/d)	12,615	23,829	21,331	17,727	19,501	12,615	23,829	21,331	17,727	19,501
Oil sales	$215,985	$292,764	$315,794	$209,550	$180,741					
Diluent expense	($86,409)	($110,981)	($105,195)	($65,893)	($85,946)					
Realized bitumen sales(1)	$129,576	$181,783	$210,599	$143,657	$94,795	$62.28	$84.76	$108.50	$88.08	$52.84
Transportation and marketing	($16,737)	($18,527)	($17,409)	($15,340)	($16,566)	($8.04)	($8.64)	($8.97)	($9.41)	($9.23)
Royalties	($6,813)	($11,840)	($18,788)	($11,959)	($7,477)	($3.27)	($5.52)	($9.68)	($7.33)	($4.17)
Operating expense- energy	($18,432)	($19,371)	($25,020)	($18,740)	($22,100)	($8.86)	($9.03)	($12.89)	($11.49)	($12.32)
Operating expense- non-energy	($17,874)	($18,082)	($19,416)	($17,767)	($20,329)	($8.59)	($8.43)	($10.00)	($10.89)	($11.33)
Cash operating netback before hedging	$69,720	$113,962	$129,966	$79,852	$28,324	$33.52	$53.14	$66.95	$48.96	$15.79
Realized gain (loss) on commodity risk management	($3,614)	($33,780)	($57,263)	($37,608)	$6,243	($1.74)	($15.75)	($29.50)	($23.06)	$3.48
Cash operating netback(1) after hedging	$66,106	$80,182	$72,703	$42,244	$34,566	$31.78	$37.39	$37.45	$25.90	$19.27

(1) Specified financial measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities.
Refer to the Specified Financial Measures section in the appendix of this Presentation for further information

46

Notes: (1) Represents fully vested amount of founder shares. (2) PIPE is reduced dollar - for - dollar on a pro rata basis by the amount of SPAC proceeds after giving effect to redemptions, with convertible debt being reduced first 47 PRO - FORMA OWNERSHIP ANALYSIS SENSITIVITY (US Dollars) ($ in millions) SPAC IPO Proceeds $1 00 $75 $50 $25 – $630 $630 $630 $630 $637 Greenfire Rollover Equity 1 00 75 50 25 – SPAC IPO Investors 51 51 51 51 43 Sponsor Equity (1) – 25 50 50 50 PIPE Equity (2) $780 $780 $780 $755 $730 Pro Forma Equity Value 67.0% 75.2% 83.5% 91 .7% 1 00.0% Implied Redemption Levels SPAC IPO Proceeds $1 00 $75 $50 $25 – 80.7% 80.7% 80.7% 83.4% 87.3% Greenfire Rollover Equity 1 2.8% 9.6% 6.4% 3.3% – SPAC IPO Investors 6.5% 6.5% 6.5% 6.7% 5.9% Sponsor Equity (1) – 3.2% 6.4% 6.6% 6.8% PIPE Equity (2) 1 00.0% 1 00.0% 1 00.0% 1 00.0% 1 00.0% Total

Certain financial measures in this presentation do not have a standardized meaning prescribed by IFRS and, therefore, are considered Specified Financial Measures. These Specified Financial Measures may not be comparable to similar measures presented by other issuers. Diluted bitumen sales - comprised of oil sales from the sale of diluted bitumen before subtracting diluent expense Undiluted bitumen sales - comprised of oil sales from the sale of undiluted bitumen Realized bitumen sales - comprised of oil sales from the sale of diluted bitumen, less diluent expense; oil sales from the sale of undiluted bitumen Cash Operating Netback - comprised of oil sales from the sale of diluted bitumen, less diluent expense, royalties, operating expense, transportation and marketing expense, and realized commodity risk management losses (or gains) Operating Netback - Cash Operating Netback before commodity risk management Adjusted Funds Flow - comprised of cash provided by operating activities, less changes in non - cash working capital, and other non - cash expenses Operating Free Cash Flow - comprised of Operating Netback less capital expenditures Free Cash Flow - consists of cash provided by operating activities, less changes in non - cash working capital, other non - cash expenses and capital expenditures Free Cash Flow netback – calculated by dividing Free Cash Flow by Realized Bitumen Sales volumes in the Period Unhedged Unlevered Free Cash Flow Yield – calculated as Free Cash Flow less realized risk management losses (or gains), before financing and interest, divided by Enterprise Value EBITDA - calculated as net Income (loss) and comprehensive income (loss), before financing and interest, income tax, depletion and depreciation Unhedged EBITDA – calculated as EBITDA, less realized and unrealized risk management contracts losses (or gains) Net debt - comprised of long - term debt, adjusted for trade and other payables, cash, and trade and other receivables SPECIFIED FINANCIAL MEASURES 48

CANADIAN PURCHASERS' RIGHTS OF ACTION The following statutory rights of action for damages or rescission will only apply to a purchase of securities in the event that the foregoing investor presentation is deemed to be an offering memorandum pursuant to applicable securities legislation in the Province of Ontario, Saskatchewan and Manitoba . Purchasers of securities in the Provinces or territories other than Ontario, Saskatchewan and Manitoba may have similar statutory rights or may be entitled to contractual rights of action for damages or rescission similar to the statutory rights provided to purchasers in Ontario . Purchasers should refer to the applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal adviser . These remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable provisions of such provincial securities legislation . Purchasers should refer to such applicable securities legislation for the complete text of these rights or consult with a legal adviser . Where used in this section, "misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made . The rights of action described below are in addition to and without derogation from any other right or remedy available at law to the purchaser and are intended to correspond to the provisions of the relevant securities legislation and are subject to the defences contained therein . Rights of Action – Ontario Purchasers If an offering memorandum, together with any amendment to it, is delivered to a purchaser resident in the Province of Ontario and contains a misrepresentation that was a misrepresentation at the time of purchase of the Securities, the purchaser will have a statutory right of action against the issuer of securities for damages or, alternatively, while still the owner of the securities, for rescission without regard to whether the purchaser relied on the misrepresentation . If the purchaser exercises the right of rescission, the purchaser ceases to have a right of action for damages against the issuer . This right of action is subject to the following limitations : (a) the right of action in the case of rescission will be exercisable by a purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right ; or, in the case of any action other than an action for rescission, the earlier of : (a) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (b) three years after the date of the transaction that gave rise to the cause of action ; (b) no person or company will be liable if he, she or it proves that the purchaser purchased the securities with knowledge of the misrepresentation ; (c) in an action for damages, the defendant will not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon ; and (d) in no case will the amount recoverable in any action exceed the price at which the securities were offered under an offering memorandum . Where an offering memorandum is delivered to a purchaser to whom securities are distributed, this right of action is applicable unless the purchaser is: (a) a Canadian financial institution, meaning either: (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act; or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada; (b) a Schedule III bank, meaning an authorized foreign bank named in Schedule III of the Bank Act (Canada); (c) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or (d) a subsidiary of any person referred to in paragraphs (a), (b) or (c), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary. CANADIAN PURCHASERS' RIGHTS OF ACTION 49

Rights of Action – Manitoba Purchasers Only The right of action for rescission or damages described herein is conferred by section 141 . 1 of The Securities Act (Manitoba) (the "Manitoba Act") . The Manitoba Act provides, in the relevant part, that in the event that an offering memorandum together with any amendments hereto contains a misrepresentation, a purchaser who purchases a security offered by an offering memorandum is deemed to have relied on the representation if it was a misrepresentation at the time of purchase . Such purchaser has a statutory right of action for damages against the issuer of securities, every director of the issuer at the date of an offering memorandum and every person or company who signed the offering memorandum or, alternatively, while still an owner of the securities purchased by the purchaser, may elect instead to exercise a statutory right of rescission against the issuer, in which case the purchaser shall have no right of action for damages against the issuer, the directors or any person or company who signed the offering memorandum . No such action may be commenced to enforce the right of action for rescission or damages more than : (a) 180 days after the day of the transaction that gave rise to the cause of action, in the case of an action for rescission ; or (b) the earlier of (i) 180 days after the day that the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) two years after the day of the transaction that gave rise to the cause of action, in any other case . The Manitoba Act provides a number of limitations and defences, including the following: (a) no person or company will be liable if the person or company proves that the purchaser had knowledge of the misrepresentation; (b) in an action for damages, the defendant is not liable for all or any part of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation; and (c) in no case will the amount recoverable in any action exceed the price at which the Securities were offered under an offering memorandum. All persons or companies referred to above that are found to be liable or accept liability are jointly and severally liable . A defendant who is found liable to pay a sum in damages may recover a contribution, in whole or in part, from a person who is jointly and severally liable to make the same payment in the same cause of action unless, in all the circumstances of the case, the court is satisfied that it would not be just and equitable . In addition, a person or company, other than the issuer, will not be liable if that person or company proves that : (a) the offering memorandum was sent to the purchaser without the person’s or company’s knowledge or consent, and that, after becoming aware that it was sent, the person or company promptly gave reasonable notice to the issuer that it was sent without the person’s or company’s knowledge and consent ; (b) after becoming aware of the misrepresentation, the person or company withdrew the person’s or company’s consent to the offering memorandum and gave reasonable notice to the issuer of the withdrawal and the reason for it ; or (c) with respect to any part of the offering memorandum purporting to be made on the authority of an expert or to be a copy of, or an extract from, an expert’s report, opinion or statement, the person or company did not have any reasonable grounds to believe and did not believe that : (i) there had been a misrepresentation ; or (ii) the relevant part of the offering memorandum (A) did not fairly represent the expert’s report, opinion or statement, or (B) was not a fair copy of, or an extract from, the expert’s report, opinion or statement . In addition, no person or company, other than the issuer, is liable with respect to any part of the offering memorandum not purporting to be made on an expert’s authority and not purporting to be a copy of, or an extract from, an expert’s report, opinion or statement, unless the person or company (a) did not conduct an investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation, or (b) believed there had been a misrepresentation . If a misrepresentation is contained in a record incorporated by reference in, or is deemed to be incorporated into, the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum . CANADIAN PURCHASERS' RIGHTS OF ACTION (continued) 50

Rights of Action – Saskatchewan Purchasers Only The right of action for rescission or damages described herein is conferred by section 138 of The Securities Act, 1988 (Saskatchewan) (the "Saskatchewan Act") . The Saskatchewan Act provides, in the relevant part, that in the event that the offering memorandum, together with any amendments hereto contains a misrepresentation, a purchaser who purchases securities covered by the offering memorandum or an amendment to the offering memorandum has, without regard to whether the purchaser relied on the misrepresentation, a statutory right for rescission against the issuer of securities or has a right of action for damages against : (a) the issuer; (b) every promoter and director of the issuer at the time the offering memorandum or any amendment to the offering memorandum was sent or delivered; (c) every person or company whose consent has been filed respecting the offering of Securities, but only with respect to reports, opinions or statements that have been made by them; (d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or any amendment to the offering memorandum; and (e) every person who or company that sells securities on behalf of the issuer under the offering memorandum or any amendment to the offering memorandum. Such rights of rescission and damages are subject to certain limitations including the following : (a) if the purchaser elects to exercise its right of rescission against the issuer, the purchaser shall have no right of action for damages against the issuer ; (b) in an action for damages, the defendant is not liable for all or any portion of the damages that he, she or it proves do not represent the depreciation in value of the security resulting from the misrepresentation relied on ; (c) no person or company, other than the issuer, is liable in an action for rescission or damages for any part of the offering memorandum or any amendment to the offering memorandum not purporting to be made on the authority of an expert and not purporting to be a copy of or an extract from a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation ; (d) in no case shall the amount recoverable exceed the price at which the securities were offered ; and (e) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation . In addition, no person or company, other than the issuer, will be liable in an action for rescission or damages if the person or company proves that : (a) the offering memorandum or any amendment to the offering memorandum was sent or delivered without the person’s or company’s knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company immediately gave reasonable general notice that it was so sent or delivered ; or (b) with respect to any part of the offering memorandum or any amendment to the offering memorandum purporting to be made on the authority of an expert, or purporting to be a copy of or an extract from a report, opinion or statement of an expert, the person or company had no reasonable grounds to believe and did not believe that : (i) there had been a misrepresentation ; (ii) the part of the offering memorandum or any amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert ; or (iii) the part of the offering memorandum or any amendment to the offering memorandum was not a fair copy of or extract from the report, opinion or statement of the expert . Similar rights of action for damages and rescission are provided in respect of a misrepresentation in advertising or sales literature disseminated in connection with an offering of securities . The Saskatchewan Act also provides that where an individual makes a verbal statement to a purchaser of a security that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages against the individual who made the verbal statement . The Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission . CANADIAN PURCHASERS' RIGHTS OF ACTION (continued) 51